                                                Filed Pursuant to Rule 305(b)(2)
                                                         Filing Number 333-81254

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                    UNDER THE TRUST INDENTURE ACT OF 1939 OF
                   A CORPORATION DESIGNATED TO ACT AS TRUSTEE

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               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
                A TRUSTEE PURSUANT TO SECTION 305(b)(2) ________

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                               JPMORGAN CHASE BANK
               (Exact name of trustee as specified in its charter)

NEW YORK                                                              13-4994650
(State of incorporation                                         (I.R.S. employer
if not a national bank)                                      identification No.)

270 PARK AVENUE
NEW YORK, NEW YORK                                                         10017
(Address of principal executive offices)                              (Zip Code)


                               William H. McDavid
                                 General Counsel
                                 270 Park Avenue
                            New York, New York 10017
                               Tel: (212) 270-2611
            (Name, address and telephone number of agent for service)

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                      BAS SECURITIZATION LLC, AS DEPOSITOR
               (Exact name of obligor as specified in its charter)



DELAWARE                                                              69-0009065
(State or other jurisdiction of                                 (I.R.S. employer
incorporation or organization)                               identification No.)

BANK OF AMERICA CORPORATE CENTER
CHARLOTTE, NORTH CAROLINA                                                  28255
(Address of principal executive offices)                              (Zip Code)

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                       ASSET BACKED NOTES AND CERTIFICATES
                       (Title of the indenture securities)

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                                     GENERAL

Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

              New York State Banking Department, State House, Albany, New York 12110.

              Board of Governors of the Federal Reserve System, Washington, D.C., 20551

              Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

              Federal Deposit Insurance Corporation, Washington, D.C., 20429.


         (b)  Whether it is authorized to exercise corporate trust powers.

              Yes.


Item 2.  Affiliations with the Obligor and Guarantors.

         If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.

         None.

Item 16.   List of Exhibits

           List below all exhibits filed as a part of this Statement of Eligibility.

           1. A copy of the Restated Organization Certificate of the Trustee and the Certificate of Amendment dated November 9, 2001.

           2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001 in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

           3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

           4. A copy of the existing By-Laws of the Trustee.

           5. Not applicable.

           6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

           7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

           8. Not applicable.

           9. Not applicable.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 3rd day of April, 2002.

                                       JPMORGAN CHASE BANK



                                       By /s/         Thomas Venusti
                                             -----------------------------------
                                                      Thomas Venusti
                                                      Trust Officer

                              Exhibit 7 to Form T-1


                                Bank Call Notice

                             RESERVE DISTRICT NO. 2
                       CONSOLIDATED REPORT OF CONDITION OF

                               JPMorgan Chase Bank
                  of 270 Park Avenue, New York, New York 10017
                     and Foreign and Domestic Subsidiaries,
                     a member of the Federal Reserve System,

                      at the close of business December 31,
                   2001, in accordance with a call made by the
                Federal Reserve Bank of this District pursuant to
                   the provisions of the Federal Reserve Act.

                                                                        DOLLAR AMOUNTS
                     ASSETS                                              IN MILLIONS

Cash and balances due from depository institutions:
     Noninterest-bearing balances and
     currency and coin ...................................................  $  21,396
     Interest-bearing balances ...........................................     12,495
Securities:
Held to maturity securities...............................................        442
Available for sale securities.............................................     52,916
Federal funds sold and securities purchased under
     agreements to resell ................................................     75,076
Loans and lease financing receivables:
     Loans and leases held for sale.......................................      4,515
     Loans and leases, net of unearned income................. $173,654
     Less: Allowance for loan and lease losses................    3,275
     Loans and leases, net of unearned income and
     allowance ...........................................................    170,379
Trading Assets ...........................................................    140,469
Premises and fixed assets (including capitalized leases)..................      5,502
Other real estate owned ..................................................         41
Investments in unconsolidated subsidiaries and
     associated companies.................................................        360
Customers' liability to this bank on acceptances
     outstanding .........................................................        270
Intangible assets:
        Goodwill..........................................................      1,739
        Other Intangible assets...........................................      4,762
Other assets .............................................................     47,464
TOTAL ASSETS .............................................................   $537,826
                                                                             ========

                                   LIABILITIES

Deposits
     In domestic offices .................................................   $160,102
     Noninterest-bearing ..................................... $ 70,338
     Interest-bearing ........................................   89,764
     In foreign offices, Edge and Agreement
      subsidiaries and IBF's .............................................    120,371
        Noninterest-bearing................................... $  7,610
     Interest-bearing ........................................  112,761

Federal funds purchased and securities sold under agreements
     to repurchase .......................................................     79,946
Trading liabilities ......................................................     92,208
Other borrowed money (includes mortgage indebtedness
     and obligations under capitalized leases)............................     11,399
Bank's liability on acceptances executed and outstanding..................        293
Subordinated notes and debentures ........................................      9,467
Other liabilities ........................................................     30,651
TOTAL LIABILITIES ........................................................    504,437
Minority Interest in consolidated subsidiaries............................        116

                                 EQUITY CAPITAL

Perpetual preferred stock and related surplus.............................          0
Common stock .............................................................      1,476
Surplus (exclude all surplus related to preferred stock)..................     16,020
Retained earnings.........................................................     16,149
Accumulated other comprehensive income....................................       (372)
Other equity capital components...........................................          0
TOTAL EQUITY CAPITAL .....................................................     33,273
                                                                             --------
TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL..................   $537,826
                                                                             ========

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

                               JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

                                            WILLIAM B. HARRISON, JR. )
                                            HELENE L. KAPLAN         ) DIRECTORS
                                            H.W. BECHERER            )






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